Nukkleus Inc.

575 Fifth Ave, 14th Floor

New York, New York 10017

April 8, 2025

Via Edgar

Ms. Keira Nakada

Division of Corporation Finance

Office of Trade & Service

Securities and Exchange Commission

Re:	Nukkleus Inc.

Form 10-K for Fiscal Year Ended September 30, 2024 File

No. 001-39341

Dear Ms. Nakada:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated March 12, 2025 (the “Comment Letter”) relating to the Form 10-K for Fiscal Year End September 30, 2024 (the “Annual Report”) of Nukkleus Inc. (the “Company”).

For the Staff’s convenience, the Staffs’ comments have been stated below in their entirety, followed by the corresponding responses from the Company.

Form 10-K for Fiscal Year Ended September 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Gross Profit (Loss), page 52

1.	Please tell us why your cost of general support services decreased $25,000 monthly effective May 1, 2023. In addition, describe to us any remaining obligations under the agreement with the supplier.

Response

The Company utilizes a supplier to provide general support services to its customer under a general services agreement. For the period from October 1, 2022 through April 30, 2023, the minimum monthly payment required by supplier was $1,575,000. For the period from May 1, 2023 through December 31, 2023, the minimum monthly payment to the supplier was reduced to $1,550,000 which resulted in the reduction to general support services of $25,000 monthly.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Basis of Presentation, page F-8

2.	On page F-34, you disclose that General Services Agreement that made up 100% of your revenues for your general support services segment was terminated effective January 1, 2024. In addition, you disclose on page 2 that in November 2024 you entered into an agreement to sell DRFQ, which appears to make up 100% of your financial services segment. Please tell us your considerations of these components as held for sale or discontinued operations under ASC 205.

Response

Please see the clarifications below under ASC 205-20 with respect to (1) the termination of the General Services Agreement, which accounted for 100% of the revenues of our general support services segment, effective January 1, 2024, and (2) the agreement entered into in November 2024 to sell DRFQ, which represents 100% of our financial services segment. Below, we outline our analysis of these components as potential held-for-sale or discontinued operations under ASC 205.

A. Termination of the General Services Agreement (General Support Services Segment)

The General Services Agreement, which generated 100% of the revenues for our general support services segment, was terminated effective January 1, 2024. Under ASC 205-20-45-1, a component of an entity qualifies as a discontinued operation if (a) the component has been disposed of or is classified as held for sale, and (b) the disposal represents a strategic shift that has (or will have) a major effect on the entity’s operations and financial results.

In evaluating this termination, we considered whether the general support services segment constitutes a “component of an entity” under ASC 205-20-20, which requires that the operations and cash flows of the component can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. While the general support services segment meets this criterion due to its separately identifiable revenues and operations, the termination of the agreement effective January 1, 2024, does not meet the criteria for classification as “held for sale” under ASC 205-20-45-9, as it involves the cessation of a contractual arrangement rather than an active plan to sell or dispose of a component. The termination was a contractual event that concluded the operations of this segment without a disposal transaction.

Furthermore, we assessed whether the termination represents a “strategic shift” under ASC 205-20-45-1C. Factors considered included the quantitative impact on our consolidated revenues and operations, as well as the qualitative significance to our overall business strategy. For the fiscal year ended September 30, 2024, the general support services segment contributed approximately 81% of our total consolidated revenues prior to its termination. Management concluded that, while significant to the segment itself, the termination does not represent a major strategic shift in the context of the Company’s broader operations, which remain focused on operating as a financial technology company through DRFQ. As such, we determined that the termination does not qualify for presentation as a discontinued operation under ASC 205-20 as of September 30, 2024. Instead, the effects of the termination have been reflected in our continuing operations for the year ended September 30, 2024, with appropriate disclosures provided on page F-34 regarding the loss of this revenue stream.

However, we will reflect this classification in our financial statements for the period in which we determined there to be a strategic shift in our operations and results and will present the results of the General Support Services Segment as discontinued operations in accordance with ASC 205-20-45-1. We expect this classification to be reflected in our transition filing for year ended December 31, 2024 in connection with the announcement of an acquisition, decision to cease re-launching our general support services segment and shift into the defense sector.

B. Agreement to Sell DRFQ (Financial Services Segment)

On November 2024, subsequent to the fiscal year-end, we entered into an agreement to sell DRFQ, which comprises 100% of our financial services segment. We evaluated this transaction under ASC 205-20 for both held-for-sale classification and discontinued operations presentation.

Under ASC 205-20-45-9, a component of an entity is classified as held for sale when (a) management, having the authority to approve the action, commits to a plan to sell the component; (b) the component is available for immediate sale in its present condition; (c) an active program to locate a buyer has been initiated; (d) the sale is probable and expected to be completed within one year; (e) the component is being actively marketed at a reasonable price; and (f) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Since the sale agreement was executed in November 2024, after the reporting period, and there had been no discussions or considerations to sell DRFQ as of September 30, 2024, we have not presented DRFQ as a discontinued operation in the financial statements for the year ended September 30, 2024. However, we will reflect this classification in our financial statements for the period in which the held-for-sale criteria are met (expected in the transition filing for year end December 31, 2024 as a result of entering into the November 2024 sale agreement) and will present the results of DRFQ as discontinued operations in accordance with ASC 205-20-45-1.

Adjustment of Prior Interim Period Financial Statements:, page F-8

3.	We note your disclosure of improper accounting of losses on extinguishment of obligations owed to affiliates during the three months ended December 31, 2023. While this appears to be one of the four errors you identified in Item 4.02 that was filed on Form 8-K on January 8, 2025, it is not clear why you do not also disclose the other three errors you found. Furthermore, you state on Form 8-K that the restatements are expected to materially impact the financial results for the quarterly periods ended December 31, 2023, March 31, 2024, and June 30, 2024. Please tell us:

●	how you were able to gain comfort for the amounts reported for the fiscal year ended September 30, 2024, despite not having resolved the errors that you think materially misstated the financial results for the above interim periods; and

●	when you expect to amend Forms 10-Q affected and provide the disclosures required under ASC 250-10-50.

Response

During the preparation of the financial statements for the year ended September 30, 2024, management of the Company discovered that significant costs paid or payable to SPAC-related advisors were charged to expenses in the quarter ended December 31, 2023 and the quarter ended March 31, 2024 (the “Prior Quarterly Filings”) were reflected on the Company’s Statement of Operations. Upon filing Form 10-K NT, the Company believed these costs may be eligible for capitalization resulting in the reduction of the Company’s Additional Paid-in Capital. Upon further review and discussion with the Audit Committee and the Company’s auditors, management of the Company determined the costs were not eligible for capitalization and, therefore, the costs were initially accounted for properly. The Company filed a Form 8-K Current Report on January 8, 2025 under Item 8.01 correcting the Form 8-K Current Report filed on January 8, 2025 under Item 4.02.

Accordingly, as filed Forms 10-Q for the quarterly periods ended December 31, 2023, March 31, 2024 and June 30, 2024 are accurate and do not require revision.

Note 2 - Liquidity and Capital Resources, page F-9

4.	You state here that the management believes that your current financial resources are sufficient to fund your current twelve-month operating budget and satisfy estimated liquidity needs for the twelve months period from the issuance of your financial statements. Please resolve the inconsistency between this disclosure and the substantial doubt expressed by your auditor regarding your ability to continue as a going concern.

Response

For the fiscal year ended September 30, 2024, the Company faced significant liquidity challenges, as reflected in our financial statements and the conditions existing as of the balance sheet date. Based on these conditions, the auditors identified substantial doubt absent additional financing or mitigating actions.

Subsequent to the year-end, in December 2024, the Company successfully raised $10 million in equity financing. This financing event, which occurred prior to the filing of the Form 10K in February 2025, was disclosed as a subsequent event of the Form 10-K. Management considered this influx of capital in assessing our liquidity needs for the twelve months following the issuance of the financial statements.

Management is required to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern for a period of one year after the date the financial statements are issued. If substantial doubt exists, management must then consider whether its plans to alleviate that doubt are probable of being effectively implemented and will mitigate the adverse conditions.

As of the issuance date in February 2025, management’s assessment incorporated the $10 million financing raised in December 2024. Based on our internal forecast, and assuming no significant deviations from our operating budget, we determined that the $10 million, combined with our existing cash balance as of September 30, 2024, provides sufficient liquidity to meet our estimated needs over the next twelve months.

The difference between management’s disclosure and the auditor’s opinion stems from the distinct perspectives and thresholds applied under ASC 205-40 and auditing standards. Management’s assertion reflects our reasonable belief, based on current information and probable outcomes, that our financial resources are sufficient to sustain operations through February 2026. The auditors, however, applied a more conservative evaluation, considering a broader range of potential risks and the inherent uncertainties in our forecasts, consistent with their responsibility to provide an independent opinion.

We believe our current disclosure complies with all standards by reflecting management’s assessment of our going concern status as of the issuance date, while the auditor’s opinion reflects their independent judgment based on a broader consideration of risks. The $10 million financing in December 2024 was a critical factor in management’s conclusion, and we have provided transparent disclosure of this subsequent event.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-902-6567 if you have any questions or comments. Thank you.

Sincerely,

/s/ Menachem Shalom

Menachem Shalom, CEO

cc: Stephen M. Fleming, Esq.

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